January 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 0549

Attention: Ms. Madeleine Mateo

Re: Byline Bancorp, Inc.

Registration Statement on Form S-4 (Registration Number 333-283274)

Request for Acceleration of Effectiveness

Dear Ms. Mateo:

Pursuant to Rule 461 under the Securities Act of 1933, Byline Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-283274), as amended, to February 3, 2025 at 8:00 a.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Alberto J. Paracchini

Alberto J. Paracchini

President

180 N. LaSalle, Suite 300 773 843 7800

Chicago, IL 60601 bylinebank.com